Exhibit 99.3

April 29, 2002

Ms. Murem Sharpe
P.O. Box 978
Bloomfield Hills, Michigan 48303

Dear Murem:

We are very pleased to confirm our discussions regarding your joining Gevity HR as Senior Vice President of Sales. In this capacity you will report directly to me and be primarily responsible to generate revenue from new client acquisition and market expansion. We have prepared the following general summary of the key terms of our offer of employment for your review.

Start Date:	On or about May 13, 2002.

Base Salary:	$230,000 per year payable in equal installments of $8,846.16 on the Company’s normal bi-weekly payroll schedule.

Vacation:	You will be eligible for 4 weeks of paid vacation during each calendar year of employment.

Cash/Stock Bonus:
During 2002, your first year of employment, you will not receive or be eligible for a cash or stock bonus. For 2003 and thereafter, the Board of Directors, in its sole discretion, will consider a cash or stock bonus program that will provide a target bonus amount equal to 40% of your then current base salary. The actual amount of the award, if any, will be based, in part, on evaluation of your individual performance, as well as the performance of the Company. Of course, all bonus payments to senior executives are subject to final approval by the Board or a Committee thereof.

Stock Options:
Initial Stock Option Award—As an inducement to enter into employment with the Company, you will receive an award of non-qualified stock options to purchase 100,000 shares of the Company’s common stock having a 10-year term and 4-year vesting schedule of 25% on each anniversary of the date of the award with an exercise price equal to the price per share at the close of trading on your first day of employment. Such options will be granted under and subject to the terms of the Company’s 1997 Stock Incentive Plan.

As a further inducement and contingent on receiving shareholder approval of a new Company stock incentive plan at the 2002 Annual Meeting of Shareholders (the “Stock Plan”), the Company will award to you additional non-qualified stock options to purchase 25,000 shares of the Company’s common stock. Assuming our shareholders approve the Stock Plan, the additional stock options will have a 10-year term and a 4-year vesting schedule of 25% on each anniversary of the date of the award. The exercise price shall be determined based on the calculation of the fair market value per share set forth in the Stock Plan. Any future stock option awards will be at the discretion of the Board or a Committee thereof.

Benefits:
After 30 days of employment, you and your eligible dependents will be eligible for coverage under the terms of our medical and dental plans. If you elect coverage, both you and the Company will pay a portion of the healthcare premiums. If you do not enroll within your first 60 days of employment, you must wait for the next annual enrollment period or qualifying event.

Allowance:	$1,000 monthly allowance (subject to withholding), to cover any auto expenses you may incur.

Relocation:	Please refer to the attached Relocation Policy. In addition to the covered items and subject to a total relocation expense limitation of $100,000, the Company will either pay or reimburse the:

•	Customary closing costs and expenses associated with the sale of your residence in Michigan;

•	Customary closing costs associated with the purchase of your residence in the Bradenton/Sarasota area;

•	3 house hunting visits for you and your immediate family members;

•	Packing, transportation and temporary storage of your belongings and household effects for a period not to exceed 6 months; and,

•	Actual temporary living expenses for a period not to exceed 90 days.

Change in Control:
You will be eligible to enter into a Change in Control Severance Agreement in the form attached. Generally, the agreement provides for certain payments to you if you are terminated within a two (2) year period following a change in the control of the Company. Please refer to the Agreement for the specific terms and conditions.

You will also be required to enter into our normal Non-Solicitation, Non-Compete and Confidentiality Agreement. This agreement limits your solicitation of Company clients, use of the Company’s confidential information, and working for a competitor of Gevity HR for a period of two years after you leave the Company. A copy of this required document is attached for your review. You will need to successfully undergo a background check and drug screen prior to beginning employment. Further, as a senior executive, you will be required to qualify for registration as a “controlling person” under the various state laws that regulate the Company’s business.

Additionally, and to confirm your eligibility for employment under the Immigration Reform and Control Act of 1986, please review the list of acceptable documents that will be included in your new hire package, which will be sent to you separately, and be prepared to present such documents on your first day of employment.

Please let us know whether you accept these general terms of employment, by signing in the space provided below, and returning a copy to my attention no later than May 2, 2002. My fax number is (941) 741-4333.

Murem, we believe that the position of Senior Vice President of Sales provides an excellent opportunity for you to be a part of an exciting, challenging and growing company. This role is crucial to Gevity HR’s continued success and we look forward to welcoming you to the Gevity HR team.

Very Truly Yours,

By:	/s/ ERIK VONK
Erik Vonk Chairman and Chief Executive Officer

Agreed to and Accepted by:

By:	/s/ MUREM SHARPE
Murem Sharpe

Date

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